SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

________________________

SCHEDULE 13G
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Trident Microsystems, Inc.
________________________
(Name of Issuer)

Common Stock
________________________
(Title of Class of Securities)

895919108
________________________
(CUSIP Number)

December 31, 2011
________________________
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[  ]  Rule 13d-1(b)
[x]  Rule 13d-1(c)
[  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 895919108	SCHEDULE 13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON:
Micronas Semiconductor Holding AG
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY	5	SOLE VOTING POWER: 1,000,000
OWNED BY EACH REPORTING	6	SHARED VOTING POWER: 0
PERSON WITH	7	SOLE DISPOSITIVE POWER: 1,000,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [__]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5(1)
12	TYPE OF REPORTING PERSON (see instructions): CO

____________
(1) Pursuant to a purchase agreement dated March 31, 2009 entered into by and among (a) Trident Microsystems, Inc. (“Trident”), (b) Trident Microsystems (Far East) Ltd. (“TMFE”), and (c) Micronas Semiconductor Holding AG (“Micronas”) (such agreement the “Purchase Agreement”), on May 14, 2009 (the “Closing Date”) Micronas received warrants to acquire up to an aggregate of 3,000,000 shares of Trident Common Stock. Of these warrants, a warrant to acquire one million shares of Common Stock became exercisable on May 8, 2011 and a warrant to acquire one million shares of common stock will become exercisable on each of May 8, 2012 and May 8, 2013 (the “Remaining Warrants”).  Because the Remaining Warrants are not currently exercisable, nor will they by their terms become exercisable within 60 days of the date hereof, the shares of Common Stock underlying such warrants have been excluded from the calculation of the beneficial ownership percentage reported herein.

As a result of the initial warrant being currently exercisable, Micronas is the direct beneficial owner (as that term is defined in Rule 13d-3 under the Exchange Act of 1934) of approximately 0.5% of the class of Trident Common Stock. This percentage calculation is based upon 182,870,161 shares of Trident Common Stock reported as outstanding (as of October 30, 2011) by Trident in its Form 10-Q filed with the Securities and Exchange Commission on November 9, 2011, plus the 1,000,000 shares of Common Stock issuable to Micronas pursuant to the initial warrant (for a combined total of 183,870,161 shares outstanding).

CUSIP No. 895919108	SCHEDULE 13G	Page 3 of 7 Pages

ITEM 1.
(a) NAME OF ISSUER: Trident Microsystems, Inc.
(b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 3408 Garrett Drive Santa Clara, California, USA 95054-2803
ITEM 2(a).	NAME OF PERSON FILING: Micronas Semiconductor Holding AG
(b) ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: Technoparkstrasse 1, CH-8005 Zurich, Switzerland
(c) CITIZENSHIP: Switzerland
(d) TITLE OF CLASS OF SECURITIES: Common Stock
(d) CUSIP NO.: 895919108

CUSIP No. 895919108	SCHEDULE 13G	Page 4 of 7 Pages

ITEM 3.  If this statement is filed pursuant to Section 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[ ]	An investment adviser in accordance with Section 240.13d-1 (b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with Section 240.13d-1 (b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
[Not Applicable]

CUSIP No. 895919108	SCHEDULE 13G	Page 5 of 7 Pages

ITEM 4.  OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,000,000.
(b)	Percent of class: 0.5%(2).
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 1,000,000.
	(ii)	Shared power to vote or to direct the vote 0.
	(iii)	Sole power to dispose or to direct the disposition of 1,000,000.
	(iv)	Shared power to dispose or to direct the disposition of 0

__________
(2)  See footnote 1 above.

CUSIP No. 895919108	SCHEDULE 13G	Page 6 of 7 Pages

ITEM 5.  OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

ITEM 6.   OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.  Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM 10.  CERTIFICATIONS

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 895919108	SCHEDULE 13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2012	Micronas Semiconductor Holding AG By: /s/Matthias Sopp Matthias Bopp, Chief Executive Officer
By: /s/ Günter Hoppe Günter Hoppe, Chief Financial Officer